FORM 11-K
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the Fiscal Year Ended March 31, 2005 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       Commission File Number: 0-27062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Horizon Bank Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Horizon Financial Corp.
     1500 Cornwall Avenue
     Bellingham, Washington 98226

Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The Horizon Bank Employee Stock Ownership Plan become effective as of July 1, 1986. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended March 31, 2005 and 2004.

(b)  Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                                Signatures

     The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              /s/ Robert C. Diehl
                              ---------------------------------
                              Member of the Horizon Bank Compensation
                                  and Retirement Committee
                              Trustee, Horizon Bank Employee Stock
                                  Ownership Plan

                              By:  /s/ Robert C. Diehl
                                   ----------------------------
                              Robert C. Diehl                   (name)
                              ---------------------------------
                              Director                          (title)
                              ---------------------------------
                              Horizon Bank                      (bank)

Date: September 26, 2005

                                   Horizon Bank

                           Employee Stock Ownership Plan

            Report of Independent Registered Public Accounting Firm and
                 Financial Statements with Supplemental Information

                              March 31, 2005 and 2004

                                                                    HORIZON BANK
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                               TABLE OF CONTENTS
                                                         MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                                       PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  1

FINANCIAL STATEMENTS

     Statement of Net Assets Available for Benefits                      2

     Statement of Changes in Net Assets Available for Benefits           3

     Notes to Financial Statements                                      4-7


SUPPLEMENTAL SCHEDULE

     Form 5500, Required Portions of Schedule H                          8

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Trustees
Horizon Bank Employee Stock Ownership Plan

We have audited the statement of net assets available for benefits of the Horizon Bank Employee Stock Ownership Plan (the "Plan") as of March 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended March 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the statement of net assets available for benefits of the Horizon Bank Employee Stock Ownership Plan as of March 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Bellingham, Washington
September 15, 2005

                                                                                                  HORIZON BANK
                                                                                 EMPLOYEE STOCK OWNERSHIP PLAN
                                                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                                                       MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------------------------------------

                                              2005                                   2004
                             -------------------------------------   -------------------------------------
                             Allocated     Unallocated     Total     Allocated    Unallocated     Total
                             ----------     --------    ----------   ----------    --------     ----------
ASSETS

 Cash and cash equivalents   $   2,042       $     -    $    2,042   $    3,436    $      -      $   3,436

 Investment in Horizon
  Financial Corp. common
  stock, at market value     4,152,579       171,205     4,323,784    4,311,560     340,118      4,651,678
                            ----------       -------    ----------   ----------    --------     ----------

     Total assets            4,154,621       171,205     4,325,826    4,314,996     340,118      4,655,114
                            ----------       -------    ----------   ----------    --------     ----------
LIABILITIES

  Loan payable to Horizon
   Bank                              -        72,101        72,101            -     144,205        144,205
                            ----------       -------    ----------   ----------    --------     ----------

  Total liabilities                  -        72,101        72,101            -     144,205        144,205
                            ----------       -------    ----------   ----------    --------     ----------
NET ASSETS AVAILABLE
 FOR BENEFITS               $4,154,621       $99,104    $4,253,725   $4,314,996    $195,913     $4,510,909
                            ==========       =======    ==========   ==========    ========     ==========

                                                                                                         2
See accompanying notes to these financial statements

                                                                    HORIZON BANK
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                   FOR YEAR ENDED MARCH 31, 2005
--------------------------------------------------------------------------------

                                      Allocated       Unallocated        Total
                                     ----------       -----------     ---------
ADDITIONS TO NET ASSETS

  Employer contributions              $  14,598       $    82,126      $ 96,724
  Dividends on Horizon Financial
   Corp. common stock                   126,415                 -       126,415
  Interest income                            92                 -            92
  Net unrealized appreciation of
   Horizon Financial Corp.
   common stock                         122,980           (96,809)       26,171
  Allocation of 9,180 shares of
   Horizon Financial Corp.
   common stock                          72,104                 -        72,104
                                     ----------          --------    ----------
    Total additions to net assets       336,189           (14,683)      321,506
                                     ----------          --------    ----------
DEDUCTIONS FROM NET ASSETS
  Interest expense                            -            10,022        10,022
  Fees                                   14,597                 -        14,597
  Withdrawals                           481,967                 -       481,967
  Allocation of 9,180 shares of
   Horizon Financial Corp.
   common stock                               -            72,104        72,104
                                     ----------          --------    ----------
    Total deductions from net assets    496,564            82,126       578,690
                                     ----------          --------    ----------
NET INCREASE (DECREASE) IN ASSETS      (160,375)          (96,809)     (257,184)

NET ASSETS AVAILABLE FOR BENEFITS

  Beginning of year                   4,314,996           195,913     4,510,909
                                     ----------          --------    ----------
  End of year                        $4,154,621           $99,104    $4,253,725
                                     ==========          ========    ==========

See accompanying notes to these financial statements                        3

                                                                    HORIZON BANK
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                         MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Horizon Bank Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General - The Plan was formed on July 1, 1986 to provide certain benefits to the employees of Horizon Bank (the "Bank") and was subsequently amended several times. The Plan operates as a leveraged employee stock ownership plan ("ESOP"), and is designed to qualify under section 401(a) and comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), and subsequent amendments.

The Plan owns approximately 2.31% of the outstanding common shares of Horizon Financial Corp. (the "Corporation"). The shares were purchased by the ESOP with funds borrowed from the Bank. The borrowing is collateralized by the unallocated shares of Horizon Financial Corp. common stock.

Bank Contributions - The current loan from the Bank was estimated to be repaid over a period of ten years by Bank contributions to the Plan as determined by the Board of Directors. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.
Participation - All employees of the Bank are eligible to participate in the Plan after 24 consecutive months of service provided they complete 1,000 hours of service during each of those two years. Enrollment in the Plan occurs on the Entry Date, either April 1, or October 1, coincident with or next following the date on which two years of eligible service is completed. Participants who are employed on the last working day of the Plan year are eligible for an allocation of Bank contributions for the year, pursuant to Plan documents.

Participant Accounts - Two separate accounts are maintained for each participant, a Participant's Employer Stock Account and an Other Investment Account. The Participant Employer Stock Account maintained for each participant will be credited annually with his or her allocable share of Corporation common stock derived from contribution or dividends, earnings, losses, expenses, and unrealized appreciation or depreciation. Each participant's allocation of shares derived from Bank contributions is based on the same proportion that each participant's compensation bears to the total compensation of all such participants for the plan year.

The Other Investments Account's maintained for each participant is credited annually with his or her allocable share of cash dividends and any net income (or loss) earned by the Plan. The Plan had approximately $2,043 and $3,436 in net cash assets allocated in such a manner at March 31, 2005 and 2004, respectively.

Vesting - Participants are always fully vested in their accounts under the Plan. There are no special rules under the Plan with respect to the service that will be credited for vesting purposes. Upon termination all amounts in participants accounts are nonforfeitable.

                                                                    HORIZON BANK
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                         MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Administration of Plan Assets - Plan assets are held and managed by the Trustee of the Plan. Unallocated shares of the Plan are pledged to the Bank and are released as repayments are made on the Bank's loan to the Plan. The Trustee also handles Bank contributions and distributions. Various other administrative functions are performed by a third party administrator.

Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Payment of Benefits - Upon retirement, death, disability, or termination, a participant may elect to receive a lump sum amount or installment payments over a fixed reasonable period not to exceed the life expectancy of the employee's beneficiaries. Distribution of a participant's account shall commence as soon as administratively feasible, but no later than one year after the close the Plan year in which the participant separates. All distributions shall be in the form of the Bank's common stock, cash, or a combination thereof. Fractional shares may be distributed in the form of cash.

Diversification - Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the Corporation's stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. As of March 31, 2005, no participants have elected to diversify in this manner.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition - The common shares of Horizon Financial Corp. are valued at market value as determined by quoted market price.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

                                                                    HORIZON BANK
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                         MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allocated and Unallocated Net Assets - The borrowing from Horizon Bank (Note 4) is collateralized by the unallocated shares of stock. The Bank has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan for the years ended March 31, 2005 and 2004 present separately the assets and liabilities and changes therein pertaining to:

  * the accounts of employees with rights in allocated stock (Allocated), and
  * stock not yet allocated to employees (Unallocated).

Stock is allocated based on annual loan principal payments.

Tax Status - The Plan applied for and obtained a determination letter dated July 1987 in which the IRS stated that the Plan, as designed, was substantially in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the Plan administrator believes they are qualified and the related trust is tax exempt as of the financial statement date.

Plan Termination - Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. Upon termination, participants' accounts will be distributed in accordance with the Plan documents.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Benefit Payments - The Plan recognizes benefit payments in the period it is actually paid.

Operating Expenses - All expenses of maintaining the Plan are paid by the Plan. The Plan is subsequently reimbursed by the Bank for the expenses in the form of an employer contribution.

NOTE 3 - INVESTMENTS IN HORIZON FINANCIAL CORP. COMMON STOCK

The Plan's investments, at March 31, are presented as follows:

                                    2005                       2004

                          ------------------------     ----------------------
                           Allocated   Unallocated     Allocated  Unallocated
                          ----------   -----------     ---------  -----------
Horizon Financial Corp.
Common shares:
Number of shares             222,539         9,175       232,680       18,355
                          ==========      ========    ==========     ========
Cost                      $1,478,149       $72,101    $1,439,547     $144,205
                          ==========      ========    ==========     ========
Market value              $4,152,579      $171,205    $4,311,560     $340,118
                          ==========      ========    ==========     ========

                                                                    HORIZON BANK
                                                   EMPLOYEE STOCK OWNERSHIP PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                         MARCH 31, 2005 AND 2004
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS IN HORIZON FINANCIAL CORP. COMMON STOCK (Continued)

During 2005, 25,971 shares of Horizon Financial Corp. common stock were distributed to terminated participants representing the employer stock account portion of their account balance. The shares were subsequently redeemed by the Corporation.

During 2005, dividends were used to purchase 6,650 shares of Horizon Financial Corp. common stock which were subsequently allocated to participant's accounts.

The investment in Horizon Financial Corp. common stock represents an investment in excess of 5% of Plan assets at March 31, 2005 and 2004.

NOTE 4 - LOAN PAYABLE TO HORIZON BANK

In April 1996, the Bank provided funds in the amount of $500,000 to the Plan which were used to acquire 40,000 shares of Horizon Financial Corp. common stock. The loan requires minimum repayments annually, all of which have been met by the Plan. The loan is secured by all unallocated shares of stock and bears interest at a fixed rate of 7.0%.

In May 1999, Horizon Financial Corp. provided funds in the amount of $154,725 to the Plan which were used to acquire 12,500 shares of Horizon Bank common stock. The loan requires minimum repayments annually, all of which have been met by the Plan. The loan is secured by all unallocated shares of the stock and bears interest at a fixed rate of 7.0%.

Based on the above agreements, principal repayments are expected to be as follows:

                                                     Minimum
                                                    Principal
                                                     Payment
          March 31                                     Due
          --------                                  ---------
            2006                                       72,101
                                                     --------
            Total                                    $ 72,101
                                                     ========

NOTE 5 - EMPLOYER CONTRIBUTIONS

The Bank is obligated to make contributions in cash to the Plan equal to the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term loans.

                                                           SUPPLEMENTAL SCHEDULE
                ----------------------------------------------------------------

                                      HORIZON BANK EMPLOYEE STOCK OWNERSHIP PLAN
                                                     EIN 91-1347394 PLAN NO. 002
                                      FORM 5500, REQUIRED PORTIONS OF SCHEDULE H
                                                                  MARCH 31, 2005
--------------------------------------------------------------------------------

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                                                                      (e)
(a)         (b)                   (c)                   (d)         Current
           Issuer          Investment Description       Cost         Value
----  -----------------    ----------------------    -----------   ----------
 *     Horizon Financial   231,714 Shares of $1.00
        Corp.               par common stock         $ 1,550,250   $4,323,784
 *     Horizon Bank        Cash                            2,042        2,042

     * Party-in-interest as defined by ERISA

                                 EXHIBIT 23

           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Horizon Financial Corporation

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-88571) pertaining to the Bank of Bellingham 1993 Employee Stock Ownership Plan of our report dated September 15, 2005, with respect to the financial statements and schedules of the Horizon Bank Employee Ownership Plan included in this Annual Report (Form 11-K) for the fiscal year ended March 31, 2005.


/s/Moss Adams LLP

Bellingham, Washington
September 26, 2005